Change in financial classification for DARTS In accordance with the provisions of EITF D-98, "Classification and Measurement of Redeemable Securities", effective for the current period, the Fund has reclassified its DARTS outside of permanent equity in the net assets section of the statement of assets and liabilities. In addition, distributions to DARTS shareholders are now classified as a component of the "Increase in net assets resulting from operations" on the statement of operations and statement of changes in net assets, and as a component of the "Total from investment operations" in the financial highlights. Prior year amounts presented have been restated to conform to this period's presentation. This change has no impact of the net assets applicable to common shares of the Fund.